SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2004

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ______

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ______ No X

TABLE OF CONTENTS

Press Release dated September 9, 2004

Benetton Board approves 2004 first half results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

Dated: September 9, 2004

Benetton Board approves 2004 first half results

NET INCOME OF 67 MILLION EURO

Ponzano, 9 September 2004. Consolidated revenues of 853 million euro, net income up to 67 million euro, free cash flow of 34 million euro, net indebtedness down to 567 million euro: these were the key numbers in the Benetton Group results for the first half of 2004, approved by the Board of Directors today.

Consolidated revenues for the first half year were 853 million euro against 969 million for the first half of 2003, affected by the sale of the sports equipment division in the last financial year and by the persistent weakness of foreign currencies. Revenues net of the impact of these two elements were 849 million euro (against 869 million) with a decrease of 2.2%. Casual clothing division turnover was 759 million euro, with a growth in volume of 2.7%.

The gross operating income was 373 million euro with a ratio to revenues of 43.7% compared with 42.8% in the first half of 2003, favourably affected by greater organisational efficiency.

Income from operations was 111 million euro compared with 130 million in the reference half year, with a ratio to revenues which moved to 13.0% from 13.4%.

Net income was 67 million euro against 50 million in the first half of the previous financial year.

The equilibrium and strength of the Group balance sheet continued to be excellent, with net indebtedness down to 567 million euro from 571 million at 30 June 2003 (468 million at 31 December 2003). The cyclical increase compared with the end of 2003 also results from the payment of substitute tax arising from the company reorganisation carried out in 2003. Stockholders' equity was 1,175 million euro.

Free cash flow, being cash generated by normal operations, before distribution of dividends and non-recurring cash flows, relative to the sale of the sports equipment business and the payment of substitute tax, improved significantly to 34 million euro from 16 million in the first half of 2003.

Based on information currently in hand, the Group confirms that net income for 2004 will range between 125 and 130 million euro.

Casual clothing division revenues, which account for around 90% of the total, are forecast to fall slightly by between 1.0% and 2.0%.

Consolidated revenues at the end of 2004, following the disposal of the sports equipment division during the previous financial year, are estimated to be around 1,750 million euro, in the face of persistently cautious demand.

Self-financing in 2004 is expected to be in line with that achieved in 2003, as is indebtedness. Investments are forecast to be around 100 million euro, focussed principally on development of the sales network.

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Group results (in millions of Euro)

Consolidated income statement
	1st half		1st half
(millions of Euro)	2004	%	2003	%	Change	%
Revenues	853	100.0	969	100.0	(116)	(12.0)
Cost of sales	(480)	(56.3)	(554)	(57.2)	74	(13.3)
Gross operating income	373	43.7	415	42.8	(42)	(10.2)
Variable selling costs	(53)	(6.2)	(58)	(5.9)	5	(8.1)
Contribution margin	320	37.5	357	36.9	(37)	(10.6)
General and administrative expenses	(209)	(24.5)	(227)	(23.5)	18	(8.4)
Income from operations	111	13.0	130	13.4	(19)	(14.4)
Gain on foreign exchange	1	0.1	10	1.0	(9)	(88.8)
Financial charges, net	(12)	(1.4)	(17)	(1.8)	5	(31.9)
Ordinary income	100	11.7	122	12.6	(22)	(18.0)
Other and non recurring expenses	(11)	(1.3)	(27)	(2.8)	16	(57.9)
Income before taxes	89	10.4	95	9.8	(6)	(6.6)
Income taxes	(23)	(2.7)	(44)	(4.5)	21	(47.9)
Minority interests loss/(income)	1	0.1	(1)	(0.1)	2	n.s.
Net income	67	7.8	50	5.2	17	32.0

Financial situation
(millions of Euro)	06.30.2004	12.31.2003	Change	06.30.2003
Working capital	782	729	53	777
Assets due to be sold	-	8	(8)	9
Total capital employed	1,746	1,655	91	1,703
Net financial position	567	468	99	571
Shareholders' equity	1,175	1,174	1	1,117
Minority interests	5	13	(8)	15

Summary statement of cash flows
	1st half	1st half
(millions of Euro)	2004	2003
Self-financing	144	157
Change in working capital	(53)	(22)
Payment of taxes	(11)	(40)
Net operating investments	(29)	(79)
Change in financial fixed assets	(17)	-
Free cash flow	34	16
Payment of dividends	(69)	(64)
Payment of substitute tax	(98)	-
Disposal of the sports equipment sector	35	82
Net financial (requirements)/surplus	(98)	34

Benetton Group S.p.A. results

Statement of income
1st half
(in millions of euro)	2004
Value of production	26
Production costs	41
Difference between production value and costs	(15)
Financial income and expenses	39
Changes in value of financial assets	(4)
Extraordinary income and expenses	5
Results before income taxes	25
Deferred taxes	6
Net income	31

Income statements related to the first half 2003 are not comparable as a consequence of the Company reorganization plan which took place in December 2003.

Financial situation
(in millions of euro)	06.30.2004	12.31.2003
Working capital	145	498
Total capital employed	1,331	1,716
Net financial position	391	738
Shareholders' equity	940	978